

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 17, 2017

Howard Nunn
Chief Executive Officer
Novea Inc.
11 Cypress Point
Amarillo, TX 79124

      Re: Novea Inc.
              Offering Statement on Form 1-A
              Post-Qualification Amendment No. 1
              Filed August 11, 2017
              File No. 024-10577

Dear Mr. Nunn:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your filing to include updated financial statements as required by Part F/S (b)(3)(C) of Form 1-A. Please provide corresponding updates to the disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Cover page

2.   Please revise to consistently disclose that you are offering 5 million units and make corresponding revisions in the plan of distribution section.

Item 5. Plan of Distribution, page 7

3.   We note that NMS Capital Advisors, LLC will be acting as a broker dealer in connection with this offering. Please revise to provide the disclosure required by Item 5 of Part II of Form 1-A.

Signatures, page 36

4.   Please revise to include the signature of the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Refer to the signatures section of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services